SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 12)*

Under the Securities Exchange Act of 1934

TransAlta Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

Sheldon S. Adler
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on followings pages)

(Page 1 of 12 Pages)

____________________

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 89346D107	13D	Page 2 of 12 Pages

1.		Names of Reporting Persons LSP Penn Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 3 of 12 Pages

1.		Names of Reporting Persons LSP Penn Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 4 of 12 Pages

1.		Names of Reporting Persons LS Power Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 5 of 12 Pages

1.		Names of Reporting Persons LS Power Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 6 of 12 Pages

1.		Names of Reporting Persons Luminus Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 7 of 12 Pages

1.		Names of Reporting Persons Luminus Asset Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 8 of 12 Pages

1.		Names of Reporting Persons Luminus Energy Partners Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 9 of 12 Pages

1.		Names of Reporting Persons LTAC SPV I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 10 of 12 Pages

This Amendment No. 12 (this "Amendment") amends and supplements the Schedule 13D initially filed on July 6, 2007 (the "Original Filing") and subsequently amended by the Reporting Persons relating to the Common Shares, no par value (the "Shares"), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the "Issuer"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or any previously filed amendments. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

In light of the transfer described in Item 4 below, LPCO Investments S.a.r.l., a Luexembourg entity (“LPCO”) is no longer a Reporting Person.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On October 7, 2008, the Reporting Persons informed the Issuer that, in light of the Issuer's decision not to accept the proposal of LS Power Equity Partners and Global Infrastructure Partners included in their letter dated July 18, 2008, LS Power Equity Partners and Global Infrastructure Partners have withdrawn their proposal.

Based on market conditions, as well as other factors, the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to: (i) engage in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer, including the possible submission of a revised or new proposal to acquire all or any portion of the Issuer, (ii) change their intentions or (iii) acquire or dispose of securities of the Issuer, on the open market, in privately negotiated transactions or otherwise. The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

LPCO, which is wholly-owned by LSP Holdings, LSP Holdings II, Luminus Energy Fund and Luminus Asset Partners, had been holding Shares of the Issuer purchased by the Reporting Persons.  As part of an internal restructuring, LPCO transferred such Shares to the Reporting Persons.

CUSIP No. 89346D107	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: October 8, 2008

LSP Penn Holdings, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director
LSP Penn Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director
LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director
LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director
Luminus Management, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 12 of 12 Pages

Luminus Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President
Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	Director
LTAC SPV I, LLC
By: Vega Energy GP, LLC, its managing member

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President